Mail Stop 0510
June 8, 2005


Mr. John Devlin
Chief Financial Officer, Raytech Corporation
Suite 295, Four Corporate Drive
Shelton, CT 06484

Re:	Raytech Corporation
Form 10-K for the fiscal year ended January 2, 2005
      File No. 1-9298

Dear Mr. Devlin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Where we request additional disclosures or other revisions, please show us in your response what the revisions will look like.
Include
the revisions in your future filings.

2. We note that you have not filed your form 10-Q for the period ended
April 3, 2005. We may raise additional comments after review of that
Form 10-Q.

Liquidity, Capital Resources and Future Liquidity, page 23

3. Provide a more detailed description of activities that provide or use cash in operating, investing and financing activities. In the discussion of operating cash flows, address the impact of and reasons for changes in working capital components.

Consolidated Statements of Operations, page 31

4. It is not clear to us why you have classified loss on disposal of equipment as a non-operating expense. See paragraph 45 of SFAS
144.
Please advise, or revise.

5. It is unclear to us why you have presented a measure in your income statement "(Loss) income before environmental claims, income taxes and minority interest". This presentation implies that environmental claims are extraordinary. In future filings you should eliminate this separate classification.

Consolidated Statements of Cash Flows, page 33

6. In future filings, if material to an understanding of your liquidity, please report gross amounts of cash receipts and payments pertaining to short-term notes providing that the original maturity of the asset or liability is three months or less as stated in paragraph
13 of SFAS 95.

Accruals for Environmental Matters, page 36

7. Given the nature of your industry, please confirm that you have implemented SFAS 143, "Accounting for Asset Retirement Obligations".
Provide us with a brief description of the impact that SFAS 143 has had on your financial statements. Notwithstanding materiality, quantify the impact on your assets and liabilities and accretion and depreciation. If you believe that the impact is immaterial, please support your conclusion.

Warranties, page 36

8. Please clarify for us, and include in future filings, when you record warranty accruals on your books and how you determine those amounts.

Revenue Recognition, page 39

9. We note that the Company has fixed price contracts with certain customers where the cost exceeds the selling price of the product. Please provide the following information as enhanced disclosures in future filings;

- Total losses recorded in the years shown relating to these situations;
- Typical contract terms are and how far in advance orders are received;
- Types of costs included in your loss estimates. We assume it is based on costs included in inventory under GAAP. Describe the indirect costs you include in inventory and any other costs you may include when you calculate the loss.
- The kinds of indirect costs that may be included that are fixed in nature, which are allocated to inventory.

Note 9 - Litigation, page 51

10. Provide us with this information and revise future filings to address:

      Crawfordsville, IN - Environmental Remediation Downstream of
Site

- The reasonably possible range of additional loss related to oversight costs for the Shelly Ditch Contamination;
- The reasonably possible range of additional loss related to the Downstream Remediation. We assume because you are in negotiations with the EPA, you are aware of reasonably possible amounts in excess of your accrual;

      RPC Facility

- Explain why you have not accrued an amount for the corrective actions you are negotiating with the EPA. Tell us the reasonably possible range of loss related to this issue;


      Ferndale, MI

- Tell us why your liability is indeterminable after over three years since the assertion of contamination;
- Tell us the reasonably possible range of loss related to this contamination.

      Cost Recovery Against Insurers

- Provide a general discussion concerning the extent to which your contingent liabilities may be covered by insurance;
- Tell us whether you have recorded your liabilities on a gross basis without regard to any recovery. If not, explain how you have recorded these and tell us the amount of assumed recoveries recorded, if any;
- Tell us whether you are assuming any recovery from any insurance carrier that is disputing their liability;
- Address each dispute in detail and explain why you think the amounts are recoverable, if applicable;

      Legal Expenses

-	Explain how you account for costs of litigation. In other
words,
do you accrue them when probable and estimable, or record them as expended.

Note 10 - Segment Reporting, page 54

11. It appears to us that you may have aggregated your European
Wet
Friction and Asian Dry Friction operating segments, tell us how you determined the aggregation to be appropriate based on the guidance provided in paragraph 17 of SFAS 131.

Note 11 - Income Taxes, page 56

12. We note that your tax credit carryforwards all inure to the benefit of the PI Trust and future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. Please tell us what accounting guidance you used to support your accounting for these transactions. Additionally, please tell us and disclose in future filings when you expect a determination of the method of allocation in utilizing current and future operating losses between PI Trust and the
Company and what impact that may have on your results.


Item 9A - Controls and Procedures, page 75

13. We note your disclosure that "the Company`s principal executive officer and principal financial officer have each concluded that such disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange
Commission rules and forms." In future filings revise to include the full definition, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company`s disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision.. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant
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John Devlin
Raytech Corporation
June 8, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE